RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in


10015703

Exemption File No. 82 – 35005

8th May, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated 7th May, 2010 in the matter of convening Board Meeting on 15th May, 2010to consider and approve Audited financial results for the year ended 31st March, 2010 and to recommend payment of dividend on equity shares, if any, to the Stock Exchanges in India as per the requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above



RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

07th May, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Audited financial Results for the Year ended 31st March, 2010 and to recommend payment of dividend.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we hereby wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, the 15th May, 2010, inter alia, to consider and approve the Audited Financial Results of the Company for the Year ended 31st March, 2010 and to recommend payment of dividend on equity shares, if any.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary